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SEC FILE NUMBER
8-52572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025   AND ENDING 12/31/2025
                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: White Mountain Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9521 East Bay Harbor Drive Unit 805
                              (No. and Street)

Bay Harbor Islands	FL	33154
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Lowenberg	212-509-0313	mlowenberg@whitemountaincapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA

(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Lowenberg   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of White Mountain Capital LLC   , as of 12/31   , 2 025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CFO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

White Mountain Capital LLC

(SEC I.D. No. 8-52572)

Statement of Financial Condition
And Report of Independent Registered Public Accounting Firm

December 31, 2025

FILED PURSUANT TO RULE 17a-5(e)(3)

AS A PUBLIC DOCUMENT

WHITE MOUNTAIN CAPITAL, LLC

Statement of Financial Condition
And Report of Independent Registered Public Accounting Firm

December 31, 2025

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members' of White Mountain Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of White Mountain Capital Group, LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of White Mountain Capital Group, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of White Mountain Capital Group, LLC's management. My responsibility is to express an opinion on White Mountain Capital Group, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to White Mountain Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as White Mountain Capital Group, LLC's auditor since 2020.

Tarzana, California

February 18, 2026

WHITE MOUNTAIN CAPITAL, LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	60,645
Deposit with clearing organization		102,219
Due from clearing organization		141,855
Prepaid expenses and other assets		11,716
Total Assets	$	316,435

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	116,034
Members' Equity		200,401
Total Liabilities and Members' Equity	$	316,435

The accompanying notes are an integral part of these financial statements.

White Mountain Capital, LLC
Notes to Financial Statements
December 31, 2025

Note 1 – <u>Organization and Nature of Business</u>

White Mountain Capital, LLC ("the Company") is a securities broker. The Company also engages in proprietary trading of equity securities. The Company's customers are primarily located in the New York Tri-State Area. The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company entered into a clearing agreement with Hilltop Securities, that automatically renews, to execute and clear transactions and carry accounts on a fully disclosed basis on behalf of the Company's customers. The minimum clearing and execution charges are $7,500 per month. The Company has deposited $100,000 with its clearing firm as security for its transactions with them which is the balance at December 31, 2025. The Company also maintains other cash at the clearing organization.

Note 2 – <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The Company prepares its financial statements on the accrual basis of accounting in accordance with the Accounting Standards Codification that was approved by the Financial Accounting Standards Board as being the single source of authoritative United States accounting and reporting standards.

<u>Uses of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents. As of December 31, 2025, the Company had no deposits at any financial institution in excess of the Federal Deposit Insurance Corporation limit of $250,000.

<u>Fair Value Measurement</u>

_ASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Following is description of the valuation methodologies used for assets measured at fair value.

Stocks: Unrestricted quoted market price at major stock markets

Stocks: Restricted quoted market price at major stock markets unable to trade due to stock restriction

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no levels to measure at December 31, 2025.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Revenue Recognition</u>

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Principal transactions, including the related expenses, which are recorded on a trade date basis, including realized and unrealized gains and losses for the purchase or sale of securities on a first-in, first-out basis. Unrealized gains and losses for securities are recorded on a mark-to-mark basis at the date of the financial statements.

Interest income and expense is recorded on an accrual basis which is calculated based on contractual interest rates.

<u>Income Taxes</u>

The Company was organized as a limited liability company, and accordingly, no provision is required for federal and state income taxes. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership and the taxable income or loss of the Company is taxed to the members. However, the Company is subject to Florida taxes.

Segment Reporting: The Company Is engaged in a single line of business as a securities broker dealer, which is comprised of several classes of services, including principal transactions and agency transactions. The Company has identified its Chief Executive Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 2 - Summary of Significant Accounting Policies (continued)

As of December 31, 2025, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to tax examinations for years previous to the three-year statute of limitations and there are presently no ongoing tax examinations.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses rather than as allocations of net income.

Note 3 - Related Party Transactions

The Company is a member of a group of affiliated entities in the financial services industry. The Company earns commission income from an affiliated investment partnership (IP) as well as from officers and employees of companies in the affiliated group and their family members. In connection with the Company's broker agreement, under certain circumstances, the Company also earns fees on the IP's short cash balances held at the broker and on the margin interest paid by the IP to the broker.

The Company received commission income of approximately $892,000 from affiliates and other related parties.

Note 4 - Membership Interests

The Company's membership interest consists of three classes. All classes share in the Company's profits and losses. Class A and B also have voting rights. Upon dissolution of the Company, each holder of Class B units is entitled to receive, distributions equal to the total amount of initial capital contributed. After paying the initial capital contribution to class B units, the remaining distributions shall be pro rata according to ownership percentage.

Note 5 - Financial Instruments With Off Balance Sheet Risk

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 - <u>Securities Sold Short</u>

The Company is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost of the Company to acquire these securities may exceed the liability reflected in the financial statements. In addition, the Company is required to maintain collateral with the broker to secure these short positions.

Note 7 - <u>Concentrations of Credit Risk</u>

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 8 – <u>Commitments and Contingencies</u>

<u>Leases Commitments</u>

Rent expense for the year ended December 31, 2025 was $22,800.

The Company was not subject to any litigation during or at year ended December 31, 2025.

Note 9 - <u>Net Capital Requirements</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2025, the Company had net capital of $188,685, which was $88,685 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness of $116,034 to net capital was equal to .6150 to 1.

Note 10 - Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Note 11 - Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements. Such evaluation is performed through the date the financial statements are issued, which is February 18, 2026, for these financial statements.